

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 10, 2009

Via U.S. Mail and Fax (613.623.4647)
Ms. Lynn Saunders
Chief Financial Officer
Plaintree Systems Inc.
90 Decosta Street
Arnprior, Ontario
K7S 3X1 CANADA

      RE: **Plaintree Systems Inc.**
             Form 20-F for Fiscal Year Ended March 31, 2008
             File No. 000-25872

Dear Ms. Saunders:

      We have reviewed your supplemental response letter dated May 11, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 3, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2008

Plaintree Systems Inc.

Notes to the Consolidated Financial Statements

Note 3 - Investment in Partnership and Bank loan, page 7

1.   We note your response to comment 1. You acknowledge in your response that SOP 78-9 and EITF D-46 require the application of the equity method of accounting unless the investor has "virtually no influence" over partnership operating and financial policies and that, based on certain voting rights, the company had more than "virtually no influence". We do not believe that the fact that you chose not to exercise that influence, or that the company no longer holds the investment, make that guidance any less relevant. Further, discussion accompanying your reconciliation between Canadian GAAP and US GAAP should clarify this and any other material differences between Canadian GAAP and US GAAP that effect the company's financial statements. Therefore, we believe that the equity method is the only acceptable method for accounting for the partnership investment under US GAAP.

Notwithstanding, if you believe that providing audited financial statements for the partnership as required by Rule 3-09 of Regulation S-X is an unreasonable requirement under the circumstances we encourage you to request a relief from the requirements from the Office of Chief Accountant of the Division of Corporation Finance.

Notes to Unaudited Consolidated Pro Forma Financial Statements

2.   We note your response to comment 4 and your response to comment 4 in your letter dated March 26, 2009. To help us better understand the relationship among the entities and your conclusion, please provide us the following additional information:
   • Addressing the guidance in FIN 46R, tell us how you concluded that Plaintree was a VIE at the time of the transaction.
   • Tell us when Plaintree became a VIE;
   • And how you determined that Targa was its primary beneficiary.
   • Include a discussion of Plaintree's inception and, if applicable, Targa's involvement in its inception.

3.   Further, it appears that the Watson family owned or controlled approximately 28% of Plaintree's voting shares at the time of the transaction. Tell us the percentage of the voting shares owned by public shareholders and by any other

significant shareholders of Plaintree's shares at that time. Also tell us how the shares held by parties outside of the Watson family and their controlled companies were obtained (i.e., public offering, private placements, founding shareholders, payments for debt or services, etc.)

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director